UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38619

Wah Fu Education Group Ltd.

L207b, Hesheng Fortune Plaza, No.13 Deshengmenwai Street

Xicheng District

Beijing, China 100088

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 are the proxy materials for the 2021 Annual General Meeting of Shareholders of Wah Fu Education Group Ltd. (the “Company”).

Attached as Exhibit 99.2 to this report on Form 6-K is the proxy card for the 2021 Annual General Meeting of Shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wah Fu Education Group Limited

By:	/s/ Yang Yu
Name:	Yang Yu
Title:	Chairman of Board

Date: April 12, 2021